To Our Stockholders

--------------------------------------------------------------------------------


Net income in 1997 totaled $75,187,000, an increase of 7.1% over the $70,232,000 earned in 1996. Return on average stockholders' equity was 15.2%.

For the twenty-sixth straight year total assets on December 31 reached a record high - $7,332,021,000 - an increase of 6.1% over the 1996 high of $6,912,057,000. In addition, during the year management made a decision to diversify funding sources and to securitize another $750,000,000 in credit card loans. For 1997, managed assets, which include securitized credit card loans, total $8,282,021,000, an increase of $1,169,964,000 or 16.5% over the 1996 total managed assets of $7,112,057,000. This is the greatest single year of asset dollar growth in the Company's history.

Consumer bankruptcies and charge-offs continue to have a negative impact on First National's net income. Our provision to the Allowance for Loan Losses, which is a deduction from earnings, totaled $201,494,000 in 1997. This compares to a provision of $180,059,000 in 1996, and $102,767,000 in 1995. We will not see a significant improvement in net income until consumer bad debts return to a more normal level.

On June 27, 1997, First National of Nebraska purchased 11,767 shares of its own stock costing $42,362,000. The stock was retired, leaving 335,000 shares outstanding.

During 1997 we acquired a credit card portfolio totaling $265,000,000 from Old Kent Bank in Grand Rapids, Michigan. We are enjoying a good working relationship with Old Kent and look forward to a strong continuing association.

We also opened a new office building at First National Business Park: 140th and West Dodge Road in Omaha. This building is serving to consolidate leased space in several Omaha buildings and gives us room for expansion during the next two years.

As a result of our strong growth, we created 586 new jobs which means more opportunities for personal growth. I want to thank the more than 5,200 associates who have worked so successfully to make the Company grow during 1997.



                                           Bruce R. Lauritzen

First National of Nebraska and Subsidiaries
Performance Trends

--------------------------------------------------------------------------------


BAR GRAPHS DEPICTING:
Managed Assets* 1997: $8,282,021,000                 Earnings 1997: $75,187,000                  Capital & Loan Loss Allowance
                                                                                                 1997: $639,047,000

YEAR              $ MILLIONS                         YEAR           $ MILLIONS                   YEAR              $ MILLIONS
----------------------------                         -------------------------                   ----------------------------
1972                 298                             1972                1.959                   1972                  20
1973                 366                             1973                2.213                   1973                  22
1974                 360                             1974                2.405                   1974                  20
1975                 351                             1975                2.597                   1975                  18
1976                 372                             1976                3.155                   1976                  20
1977                 439                             1977                3.614                   1977                  23
1978                 503                             1978                3.976                   1978                  27
1979                 583                             1979                4.473                   1979                  31
1980                 625                             1980                5.075                   1980                  35
1981                 666                             1981                5.743                   1981                  41
1982                 715                             1982                6.575                   1982                  46
1983                 844                             1983                7.000                   1983                  49
1984                 873                             1984                8.700                   1984                  59
1985               1,081                             1985               10.076                   1985                  69
1986               1,118                             1986               11.637                   1986                  80
1987               1,314                             1987               15.133                   1987                  95
1988               1,726                             1988               23.253                   1988                 121
1989               2,076                             1989               28.123                   1989                 147
1990               2,548                             1990               33.217                   1990                 186
1991               3,033                             1991               40.017                   1991                 225
1992               3,574                             1992               52.126                   1992                 272
1993               4,272                             1993               70.082                   1993                 345
1994               5,262                             1994               77.133                   1994                 415
1995               6,311                             1995               82.241                   1995                 498
1996               7,112                             1996               70.232                   1996                 593
1997               8,282                             1997               75.187                   1997                 639


Managed Loans* 1997: $5,960,982,000                  Deposits 1997: $6,401,045,000               Return On Average Equity 1997:
                                                                                                 15.2%

YEAR              $ MILLIONS                         YEAR           $ MILLIONS                   YEAR                    %
----------------------------                         -------------------------                   ----------------------------
1972                 152                             1972                  251                   1972                  13.5
1973                 183                             1973                  296                   1973                  16.5
1974                 172                             1974                  299                   1974                  17.4
1975                 175                             1975                  280                   1975                  18.5
1976                 202                             1976                  302                   1976                  19.5
1977                 215                             1977                  336                   1977                  19.2
1978                 265                             1978                  369                   1978                  18.2
1979                 327                             1979                  411                   1979                  17.9
1980                 297                             1980                  428                   1980                  17.7
1981                 377                             1981                  411                   1981                  17.4
1982                 426                             1982                  432                   1982                  17.1
1983                 528                             1983                  557                   1983                  16.3
1984                 645                             1984                  608                   1984                  18.6
1985                 738                             1985                  741                   1985                  18.0
1986                 813                             1986                  799                   1986                  18.0
1987                 988                             1987                  970                   1987                  19.8
1988               1,321                             1988                1,308                   1988                  25.7
1989               1,581                             1989                1,642                   1989                  24.3
1990               1,890                             1990                2,097                   1990                  23.2
1991               2,224                             1991                2,575                   1991                  23.3
1992               2,602                             1992                3,070                   1992                  24.7
1993               3,184                             1993                3,652                   1993                  26.8
1994               3,945                             1994                4,383                   1994                  24.1
1995               4,651                             1995                5,090                   1995                  20.8
1996               5,307                             1996                5,836                   1996                  15.4
1997               5,961                             1997                6,401                   1997                  15.2

* Reported Assets/Loans plus securitized credit card loans

First National of Nebraska and Subsidiaries
Financial Highlights

--------------------------------------------------------------------------------------------------------------------------------
                                                                     Year ended December 31,
                                     1997                 1996                 1995             1994                   1993
--------------------------------------------------------------------------------------------------------------------------------
                                                            (Amounts in Thousands Except Per Share Data)
Total assets                     $ 7,332,021           $ 6,912,057         $ 6,110,542       $ 5,261,907            $ 4,271,853

Net income                       $    75,187           $    70,232         $    82,241       $    77,133            $    70,082

Stockholders' equity             $   510,057           $   487,966         $   429,831       $   359,216            $   295,355

Allowance for
  loan losses                    $   128,990           $   104,812         $    67,740       $    55,265            $    49,589
================================================================================================================================
================================================================================================================================
Per share data:

Net income                       $    220.68           $    202.53         $    237.17       $    222.43            $    202.10

Dividends                        $     33.76           $     37.22         $     33.73       $     38.07            $     16.86

Stockholders' equity             $  1,522.56           $  1,407.19         $  1,239.54       $  1,035.90            $    851.74
================================================================================================================================

================================================================================================================================
Profit ratios:

Return on average
  equity                                15.2%                 15.4%               20.8%             24.1%                  26.8%

Return on average
  assets                                 1.1%                  1.1%                1.5%              1.7%                   1.9%
================================================================================================================================
Banking Locations


MAP DEPICTING:

Nebraska                   South Dakota              Kansas                     Colorado
---------------------------------------------------------------------------------------------
Omaha                      Yankton                   Fairway                    Fort Collins
North Platte                                         Overland Park              Greeley
Columbus                                             Olathe                     Loveland
Kearney                                                                         Windsor
Fremont                                                                         Boulder
Beatrice
David City
Chadron
Alliance
Scottsbluff
Gering
Norfolk

First National of Nebraska and Subsidiaries
Consolidated Statements of Financial Condition


-------------------------------------------------------------------------------------------------------------------
                                                                                              December 31,
Assets                                                                                 1997                1996
-------------------------------------------------------------------------------------------------------------------
                                                                                        (Amounts in Thousands)
Cash and due from banks                                                             $  428,832          $  397,886
Federal funds sold and other short-term investments                                    327,010             277,028
-------------------------------------------------------------------------------------------------------------------
          Total cash and cash equivalents                                              755,842             674,914

Securities available-for-sale (amortized cost $378,714,000 and
   $255,653,000)                                                                       381,337             256,919
Securities held-to-maturity (fair value $874,646,000 and $650,897,000)                 872,907             649,799

Loans                                                                                5,010,982           5,107,041
     Less:  Allowance for loan losses                                                  128,990             104,812
            Unearned income                                                             13,380              11,494
-------------------------------------------------------------------------------------------------------------------
          Net loans                                                                  4,868,612           4,990,735

Premises and equipment, net                                                            129,163             111,700
Other assets                                                                           324,160             227,990
-------------------------------------------------------------------------------------------------------------------
          Total assets                                                              $7,332,021          $6,912,057
===================================================================================================================

Liabilities and Stockholders' Equity
-------------------------------------------------------------------------------------------------------------------
Deposits:
     Noninterest-bearing                                                           $   842,195         $   721,448
     Interest-bearing                                                                5,558,850           5,114,721
-------------------------------------------------------------------------------------------------------------------
          Total deposits                                                             6,401,045           5,836,169

Federal funds purchased and securities sold under repurchase agreements                217,891             146,015
Commercial paper and commercial paper based borrowings                                      --             273,298
Other liabilities                                                                       80,530              64,733
Other borrowings                                                                        28,446               7,260
Capital notes                                                                           94,052              96,616
-------------------------------------------------------------------------------------------------------------------
          Total liabilities                                                          6,821,964           6,424,091

Contingencies and commitments

Stockholders' equity:
     Common stock, $5 par value, 346,767 shares authorized,
          335,000 and 346,767 shares issued and outstanding, respectively                1,675               1,734
     Additional paid-in capital                                                          2,515               2,604
     Retained earnings                                                                 504,184             482,819
     Net unrealized appreciation on available-for-sale securities, net of tax            1,683                 809
-------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                   510,057             487,966
-------------------------------------------------------------------------------------------------------------------

          Total liabilities and stockholders' equity                                $7,332,021          $6,912,057
===================================================================================================================

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Income


-------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the years ended December 31,
                                                                               1997              1996                 1995
-------------------------------------------------------------------------------------------------------------------------------
                                                                         (Amounts in Thousands Except Share and Per Share Data)
Interest income:
     Interest and fees on loans and lease financing                          $735,638           $700,472             $634,157
     Interest on securities:
          Taxable interest income                                              64,165             49,809               45,492
          Nontaxable interest income                                            1,036              1,116                1,436
     Interest on federal funds sold
          and other short-term investments                                     14,268             14,017               10,298
-------------------------------------------------------------------------------------------------------------------------------
              Total interest income                                           815,107            765,414              691,383
-------------------------------------------------------------------------------------------------------------------------------
Interest expense:
     Interest on deposits                                                     286,226            250,170              234,694
     Interest on commercial paper and
          commercial paper based borrowings                                    13,479             15,943               18,435
     Interest on federal funds purchased and
          securities sold under repurchase agreements                           7,841              5,667                3,642
     Interest on other borrowings and capital notes                             9,549              8,451                7,689
-------------------------------------------------------------------------------------------------------------------------------
               Total interest expense                                         317,095            280,231              264,460
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                           498,012            485,183              426,923

Provision for loan losses                                                     201,494            180,059              102,767
-------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                           296,518            305,124              324,156

Noninterest income:
     Processing services                                                      126,125            100,447               72,187
     Deposit services                                                          22,879             19,928               17,372
     Trust and investment services                                             20,616             17,818               15,086
     Commissions                                                               14,212             11,064                9,823
     Gain on sales of loans                                                    17,245               --                    --
     Miscellaneous                                                             30,857             25,800               19,884
-------------------------------------------------------------------------------------------------------------------------------
               Total noninterest income                                       231,934            175,057              134,352
-------------------------------------------------------------------------------------------------------------------------------
Noninterest expense:
     Salaries and employee benefits                                           155,956            135,718              119,698
     Communications and supplies                                               55,922             61,273               56,382
     Loan services purchased                                                   36,099             32,637               29,810
     Purchased processing                                                      26,560             21,000               19,388
     Net occupancy expense of premises                                         22,355             21,570               19,362
     Equipment rentals, depreciation and maintenance                           29,880             26,117               23,879
     Other professional services purchased                                     48,701             44,072               31,400
     Miscellaneous                                                             29,074             23,441               28,498
-------------------------------------------------------------------------------------------------------------------------------
               Total noninterest expense                                      404,547            365,828              328,417
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    123,905            114,353              130,091
Income tax expense (benefit):
     Current                                                                   53,947             57,641               54,284
     Deferred                                                                  (5,229)           (13,520)              (6,434)
-------------------------------------------------------------------------------------------------------------------------------
               Total income tax expense                                        48,718             44,121               47,850
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                   $ 75,187           $ 70,232             $ 82,241
===============================================================================================================================
Average number of common shares outstanding                                   340,706            346,767              346,767
===============================================================================================================================
Net income per common share                                                  $ 220.68           $ 202.53             $ 237.17
===============================================================================================================================
Cash dividends declared per common share                                     $  33.76           $  37.22             $  33.73
===============================================================================================================================

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 1997, 1996 and 1995

------------------------------------------------------------------------------------------------------------------------------
                                                                                               Net Unrealized
                                                                 Additional                     Appreciation        Total
                                              Common Stock        Paid-in        Retained       on Available-    Stockholders'
                                             ($5 par value)       Capital        Earnings         For-Sale          Equity
                                                                                                 Securities
------------------------------------------------------------------------------------------------------------------------------
                                                                   (Amounts in Thousands)
Balance, January 1, 1995                            $1,734         $2,604        $354,948        $  (70)          $359,216

Net Income                                              --             --          82,241            --             82,241

Net changes in unrealized
     appreciation on securities
     available-for-sale, net of taxes                   --             --              --            70                 70

Cash dividends - $33.73 per share                       --             --         (11,696)           --            (11,696)

------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                           1,734          2,604         425,493            --            429,831

Net Income                                              --             --          70,232            --             70,232

Net changes in unrealized
     appreciation on securities
     available-for-sale, net of taxes                   --             --              --           809                809

Cash dividends - $37.22 per share                       --             --         (12,906)           --            (12,906)

------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                           1,734          2,604         482,819            809           487,966

Net Income                                              --             --          75,187             --            75,187

Repurchase and retirement of
common stock                                           (59)           (89)        (42,214)            --           (42,362)

Net changes in unrealized
     appreciation on securities
     available-for-sale, net of taxes                   --             --              --            874               874

Cash dividends - $33.76 per share                       --             --         (11,608)            --           (11,608)

------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                          $1,675         $2,515        $504,184         $1,683          $510,057

==============================================================================================================================

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------------------------------
                                                                              For the years ended December 31,
                                                                       1997                 1996                 1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                  (Amounts in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                                    $   75,187          $    70,232           $    82,241
          Adjustments to reconcile net income to net cash
          flows from operating activities:
               Provision for loan losses                              201,494              180,059               102,767
               Depreciation and amortization                           41,888               37,195                32,145
               Provision for deferred taxes                            (5,229)             (13,520)               (6,434)
               Origination of loans for resale                        (41,991)             (46,887)              (25,054)
               Proceeds from the sale of loans for resale              40,851               47,053                26,730
               Gain on sales of loans                                 (17,245)                  --                    --
               Other asset and liability activity, net                (24,195)             (27,159)                5,001
---------------------------------------------------------------------------------------------------------------------------
     Net cash flows from operating activities                         270,760              246,973               217,396

CASH FLOWS FROM INVESTING ACTIVITIES
          Acquisitions, net of cash received (1)                   $       --          $   (11,584)          $    28,041
          Maturities and sales of securities available-for-sale       211,676                7,176                    --
          Purchases of securities available-for-sale                 (334,172)            (226,734)                   --
          Maturities of securities held-to-maturity                   283,446              312,406               354,495
          Purchases of securities held-to-maturity                   (507,975)            (127,598)             (395,064)
          Net change in loans                                        (586,113)            (723,203)             (691,893)
          Securitization and sale of loans                            750,000                   --               200,000
          Purchase of loan portfolios                                (288,998)                  --                    --
          Purchases of premises and equipment, net                    (41,072)             (26,363)              (26,089)
          Other, net                                                    2,141                  732                 4,069
---------------------------------------------------------------------------------------------------------------------------
     Net cash flows from investing activities                        (511,067)            (795,168)             (526,441)

CASH FLOWS FROM FINANCING ACTIVITIES
          Net change in deposits                                   $  564,876          $   647,066           $   539,118
          Net change in federal funds purchased and
               securities sold under repurchase agreements             71,876                2,548                33,924
          Issuance of other borrowings and capital notes              135,771               61,799               115,914
          Principal repayments of other borrowings
               and capital notes                                     (117,149)             (68,889)              (93,362)
          Net change in commercial paper and
               commercial paper based borrowings                     (280,169)             (25,145)              (22,822)
          Repurchase and retirement of common stock                   (42,362)                  --                    --
          Cash dividends paid                                         (11,608)             (12,906)              (11,696)
---------------------------------------------------------------------------------------------------------------------------
     Net cash flows from financing activities                         321,235              604,473               561,076
---------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                80,928               56,278               252,031
Cash and cash equivalents at beginning of year                        674,914              618,636               366,605
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $  755,842          $   674,914           $   618,636
===========================================================================================================================
Cash paid during the year for:
     Interest                                                      $  312,318          $   278,548           $   255,354
     Income taxes                                                  $   44,979          $    50,233           $    53,213
Noncash investing and financing activities:
     Noncash consideration for business acquisitions               $       --          $       724           $    15,198
===========================================================================================================================

See Notes to Consolidated Financial Statements

(1) In two separate acquisitions during 1996, the Company assumed liabilities of $117,860,000 and noncash assets of $130,168,000. In two separate acquisitions during 1995, the Company assumed liabilities of $169,394,000 and noncash assets of $156,551,000.

First National of Nebraska and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 1997, 1996 and 1995
(Columnar Amounts in Footnotes are in Thousands Except Per Share Data)
--------------------------------------------------------------------------------

A.     Summary of Significant Accounting Policies:

       Principles of Consolidation - The consolidated financial statements of First National of Nebraska and subsidiaries (the Company) include the accounts of the parent company; its 99.66% owned subsidiary, First National Bank of Omaha and wholly-owned subsidiaries (the Bank); its wholly-owned other banking subsidiaries; and its nonbanking subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

       Nature of Business - The Company is a Nebraska-based interstate bank holding company whose primary assets are its banking subsidiaries. The banking subsidiaries are principally engaged in consumer, commercial, real estate and agricultural lending and retail deposit activities. The Company also has subsidiaries which provide merchant credit card processing and other services.

       Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Cash and Cash Equivalents - For the purpose of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and other short-term investments with original maturities of three months or less.

       Securities - Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Premiums and discounts are recognized in interest income using the level yield method over the period to maturity.

       Debt and equity securities which the Company may not hold to maturity are classified as available-for-sale if they are not considered to be part of trading-related activities. Available-for-sale securities are reported at their fair values, with unrealized holding gains and losses reported on a net-of-tax basis as a separate component of stockholders' equity. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the level yield method over the period to maturity.

       Loans - Loans are reported at their outstanding principal balance net of the allowance for loan losses and any deferred fees or costs on originated loans. Loan fees and certain direct loan origination costs are deferred and recognized as an adjustment of the yield of the related loan over the estimated average life of the loan.

       Accrual of interest is discontinued on a loan when management believes collection of interest is doubtful after considering economic and business conditions, collection efforts, and the financial condition of the borrower.

       Leases - Equipment acquired with no outside financing is leased to customers under direct lease financing arrangements. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recognized as interest income over the terms of the leases by methods that approximate the level yield method.

       Allowance for Loan Losses - The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The allowance for loan losses related to impaired loans, excluding large groups of smaller balance homogeneous loans (such as consumer loans) that are collectively evaluated for impairment, is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral.

       Premises and Equipment - Premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the leases. Land is carried at cost.

       Credit Card Loan Securitization - The Company has sold, on a revolving basis, credit card loans through a securitization program. These securitizations have been recorded as sales in accordance with Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." A residual earnings stream and servicing have been retained and recorded as part of the securitization. These retained interests are recorded at estimated fair value based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The resulting servicing liability was immaterial.

       Income Taxes - The Company files consolidated federal and state tax returns. Taxes of the subsidiaries, computed on a separate return basis, are remitted to the parent company. Under the asset and liability method used to calculate income taxes and deferred tax assets and liabilities, the Company accounts for differences between the financial statement carrying amount and tax bases of existing assets and liabilities by applying currently enacted statutory tax rates applicable to future periods.

       Intangible Assets - Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets associated with merger and acquisition transactions. Goodwill is amortized on a straight-line basis over periods ranging up to 25 years. Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized over periods not exceeding 10 years using straight-line and accelerated methods, as appropriate. Purchased credit card relationships are amortized over a 15-year period using an accelerated method.

       Fair Values of Financial Instruments - Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. The Company assumes that the carrying amount of cash and short-term financial instruments approximates their fair value.

       Trust Assets - Property (other than cash deposits) held by banking subsidiaries in fiduciary or agency capacities for their customers is not included in the accompanying consolidated statements of financial condition since such items are not assets of the Company.

       Net Income Per Share - Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding.

       Other - Certain reclassifications were made to prior years' financial statements to conform them to the improved classifications used in 1997. These reclassifications had no effect on net income or total assets.

B.     Securities:

       Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost of securities and their approximate fair values at December 31 are as follows:


                                                                                         December 31, 1997
     -------------------------------------------------------------------------------------------------------------------------------

                                                                                      Gross             Gross
                                                                    Amortized       Unrealized         Unrealized         Fair
                                                                      Cost            Gains             Losses            Value
     -------------------------------------------------------------------------------------------------------------------------------

       Available-for-sale securities:
       U.S. Government obligations                                  $366,584          $2,623          $     --          $369,207
       Obligations of states and political subdivisions                  115              --                --               115
       Other securities                                               12,015              --                --            12,015
     ------------------------------------------------------------------------------------------------------------------------------
       Total securities available-for-sale                          $378,714          $2,623          $     --          $381,337
     ===============================================================================================================================


       Held-to-maturity securities:
       U.S. Government obligations                                  $809,581          $1,903          $   (265)         $811,219
       Obligations of states and political subdivisions               17,184             192               (21)           17,355
       Mortgage-backed securities                                     45,692              31              (101)           45,622
       Other securities                                                  450              --                --               450
     ------------------------------------------------------------------------------------------------------------------------------
       Total securities held-to-maturity                            $872,907          $2,126          $   (387)         $874,646
     ===============================================================================================================================



                                                                                         December 31, 1996
     ------------------------------------------------------------------------------------------------------------------------------

                                                                                      Gross              Gross
                                                                    Amortized       Unrealized         Unrealized         Fair
                                                                      Cost            Gains             Losses            Value
     ------------------------------------------------------------------------------------------------------------------------------
       Available-for-sale securities:
       U.S. Government obligations                                  $245,218          $1,265          $     (8)         $246,475
       Obligations of states and political subdivisions                  305               9                --               314
       Other securities                                               10,130              --                --            10,130
     ------------------------------------------------------------------------------------------------------------------------------

       Total securities available-for-sale                          $255,653          $1,274          $     (8)         $256,919
     ==============================================================================================================================


       Held-to-maturity securities:
       U.S. Government obligations                                  $626,690          $1,231          $   (657)         $627,264
       Obligations of states and political subdivisions               19,588             214               (40)           19,762
       Mortgage-backed securities                                      1,376              42                --             1,418
       Other securities                                                2,145             318               (10)            2,453
     ------------------------------------------------------------------------------------------------------------------------------

       Total securities held-to-maturity                            $649,799          $1,805          $   (707)         $650,897
     ==============================================================================================================================

       At December 31, 1997 and 1996, the Company did not hold any trading securities. Gross realized gains on sales of available-for-sale securities were $1,267,000 in 1997 and an immaterial amount in 1996 and 1995.

       At December 31, 1997 and 1996, securities totaling $554,677,000 and $457,265,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

   Contractual maturities at December 31, 1997 are as follows:


                                                           Held-to-maturity securities:          Available-for-sale securities:
                                                        -----------------------------------     -----------------------------------
                                                              Amortized            Fair            Amortized            Fair
                                                                Cost              Value              Cost              Value
   --------------------------------------------------------------------------------------------------------------------------------

   Due in one year or less                                    $229,192          $229,785           $ 65,652         $   65,783
   Due after one year through five years                       594,886           596,488            301,492            303,984
   Due after five years through ten years                        2,997             2,604                 --                 --
   Due after ten years                                             140               147             11,570             11,570
   --------------------------------------------------------------------------------------------------------------------------------

   Total securities, excluding mortgage-backed
      securities                                               827,215           829,024            378,714            381,337
   Mortgage-backed securities                                   45,692            45,622                 --                 --
   --------------------------------------------------------------------------------------------------------------------------------

   Total securities                                           $872,907          $874,646           $378,714           $381,337
   ================================================================================================================================

C. Loans:

   Loans are comprised of the following:

                                                                                                           December 31,
                                                                                                      1997             1996
   ---------------------------------------------------------------------------------------------------------------------------
   Individual consumer                                                                            $2,804,727        $3,290,410
   Commercial and financial                                                                          722,193           668,676
   Real estate - mortgage                                                                            794,167           632,520
   Real estate - construction                                                                        196,720           152,211
   Agricultural                                                                                      408,602           285,008
   Lease financing                                                                                    75,637            66,061
   Other                                                                                               8,936            12,155
   ---------------------------------------------------------------------------------------------------------------------------
   Gross loans                                                                                     5,010,982         5,107,041
   Less:
      Allowance for loan losses                                                                      128,990           104,812
      Unearned income                                                                                 13,380            11,494
   ---------------------------------------------------------------------------------------------------------------------------
   Net loans                                                                                      $4,868,612        $4,990,735
   ============================================================================================================================

   In addition to the above loans owned by the Company, credit card loans securitized and serviced for others totaled $950,000,000 in 1997 and $200,000,000 in 1996. Mortgage loans serviced for others totaled $355,208,000 in 1997 and $370,570,000 in 1996.

   Lease financing is comprised of the following:


                                                                                                           December 31,
                                                                                                      1997              1996
   ---------------------------------------------------------------------------------------------------------------------------
   Direct financing leases:
      Lease payments receivable                                                                     $64,836           $56,207
      Estimated residual value of equipment                                                          10,801             9,854
   ---------------------------------------------------------------------------------------------------------------------------
                                                                                                     75,637            66,061
   Less unearned income                                                                              10,243             9,011
   ---------------------------------------------------------------------------------------------------------------------------
   Net leases                                                                                       $65,394           $57,050
   ===========================================================================================================================

   At December 31, 1997, minimum lease financing payments receivable for each of the five succeeding years are approximately: $18,372,000 for 1998; $17,806,000 for 1999; $13,703,000 for 2000; $9,371,000 for 2001;
   and $3,766,000 for 2002.

   Transactions in the allowance for loan losses are as follows:


                                                                                For the years ended December 31,
                                                                              1997              1996                 1995
   --------------------------------------------------------------------------------------------------------------------------
   Balance beginning of year                                               $ 104,812          $   67,740          $   55,265
   Addition due to loan portfolio purchase                                    10,895                  --                  --
   Addition due to acquisition                                                    --               1,738               1,568
   Provision for loan losses                                                 201,494             180,059             102,767

   Loans charged off                                                        (215,144)           (164,711)           (108,757)
   Loans recovered                                                            26,933              19,986              16,897
   --------------------------------------------------------------------------------------------------------------------------
   Total net charge-offs                                                    (188,211)           (144,725)            (91,860)

   --------------------------------------------------------------------------------------------------------------------------
   Balance end of year                                                     $ 128,990           $ 104,812          $   67,740
   ==========================================================================================================================

   The Company grants individual consumer, commercial, agricultural, and residential loans to customers. The business loan portfolio is diversified, consisting of numerous industries located or headquartered primarily in the Company's operating region which includes Nebraska, Colorado, Kansas, and South Dakota. The majority of individual consumer loans are to customers located in the Midwest.

   The Company evaluates each borrower's creditworthiness on a case-by-case basis. The amount of collateral obtained is based upon management's evaluation of the borrower. The individual consumer category is predominately unsecured, and the allowance for potential losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real estate, operating assets, or financial instruments.

   As of December 1997 and 1996 and for the years then ended, the Company's recorded investment in impaired loans as defined by SFAS No. 114, as amended by SFAS No. 118, was immaterial.

   Loan participations sold to banks owned by shareholders of the Company were $81,574,000 and $82,640,000, respectively, at December 31, 1997 and 1996.
   Loans to subsidiary bank directors and their associates were approximately $34,992,000 and $31,279,000 at December 31, 1997 and 1996, respectively. The
   Company believes these loans have been made under comparable terms and conditions as loans made to unrelated parties.

D. Premises and Equipment:

   Premises and equipment is comprised of the following:


                                                                                                            December 31,
                                                                                                       1997               1996
   ------------------------------------------------------------------------------------------------------------------------------
   Land                                                                                             $  14,428          $  13,562
   Buildings                                                                                           73,342             66,513
   Leasehold improvements                                                                              25,558             20,502
   Equipment                                                                                          138,026            116,037
   ------------------------------------------------------------------------------------------------------------------------------
                                                                                                      251,354            216,614
   Less accumulated depreciation                                                                      122,191            104,914
   ------------------------------------------------------------------------------------------------------------------------------
   Net premises and equipment                                                                        $129,163           $111,700
   ==============================================================================================================================

E. Deposits:

   The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $367,359,000 and $437,420,000 in 1997 and 1996, respectively.

   At December 31, 1997, the scheduled maturities of total certificates of deposit are as follows:

   -----------------------------------------------------------------------------------------------------------------------------
   1998                                                                                                            $  2,336,891
   1999                                                                                                               1,090,194
   2000                                                                                                                 343,625
   2001                                                                                                                  35,170
   2002 and thereafter                                                                                                   44,616
   -----------------------------------------------------------------------------------------------------------------------------
   Total certificates of deposit                                                                                     $3,850,496
   =============================================================================================================================

F. Commercial Paper, Other Borrowings and Capital Notes:

   In December 1997, the Company discontinued its commercial paper program. At December 31, 1996, the Company had facilities to access the commercial paper market up to a maximum of $315,000,000, of which $273,298,000 was outstanding. Obligations were collateralized by $286,526,000 of consumer loans receivable. All of the facilities were fully backed by unused bank credit lines. The Company's commercial paper and commercial paper based borrowings were distributed on a national basis with proceeds used to finance consumer receivables.

   The parent company replaced an existing $75 million revolving credit line with a $100 million syndicated revolving credit facility in December 1997. This revolving credit facility bears a variable rate of interest tied to publicly announced debt ratings of the Bank. At December 31, 1997, the parent company had $19 million outstanding under this credit facility reflected in other borrowings. The credit facility will mature on December 4, 2000, at which time, any outstanding balance will be due. Among other restrictions, the loan agreement requires that the Company maintain certain financial covenants.

   As part of arranging the syndicated credit facility for the Company, a $150 million revolving credit facility for the Bank was also syndicated to the same bank group. This credit facility will be used for general liquidity purposes and bears a variable rate of interest tied to publicly announced debt ratings of the Bank. At December 31, 1997, there was no balance outstanding under this credit facility. The credit facility will mature on December 4, 2000, at which time, any outstanding balance will be due. Among other restrictions, the loan agreement requires that the Bank maintain certain financial covenants.

   In December 1995, the Bank issued $75,000,000 in subordinated capital notes, due to mature on December 1, 2010. The subordinated capital notes pay interest semi-annually on June 1 and December 1 at a fixed rate of 7.32%. The subordinated capital notes are unsecured and subordinated to the claims of depositors and general creditors of the Bank. No sinking fund has been provided, and the subordinated capital notes may not be redeemed, in whole or in part, prior to maturity.

   The parent company issued a total of $26,172,000 of unsecured capital notes, which require principal payments through 2006. The capital notes are noncallable and carry interest rates ranging from 9.00% to 12.50%. At December 31, 1997 and 1996, $19,052,000 and $21,616,000, respectively, were outstanding on these notes.

   At December 31, 1997 and 1996, Bank premises were subject to a mortgage which required annual payments of $1,253,000, including interest at 7.75%, through the year 2003. The Bank may prepay the mortgage with a prepayment premium. The mortgage balance was $5,250,000 and $6,062,000 at December 31, 1997, and 1996, respectively.

   The Company has outstanding advances from the Federal Home Loan Bank totaling $3,957,000 and $740,000, at December 31, 1997 and 1996, respectively. These advances are at interest rates ranging from 5.40% to 7.34% and are scheduled to mature at various periods through the year 2012. These advances are collateralized by certain real estate loans in compliance with Federal Home Loan Bank requirements. Additionally, the Company holds shares of Federal Home Loan Bank stock as required.

   Principal amounts due on other borrowings and capital notes in each of the succeeding five years and thereafter are approximately: 1998 -$2,606,000; 1999 - $2,056,000; 2000 - $21,323,000; 2001 - $2,044,000; and 2002 -
   $8,854,000; thereafter - $85,615,000.

G. Income Taxes:

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                                                                  1997              1996
   ------------------------------------------------------------------------------------------------------------------------
   Deferred tax assets:
      Allowance for loan losses                                                                 $45,875            $37,111
      Employee benefits                                                                           6,210              4,947
      Other                                                                                       4,870              4,724
   ------------------------------------------------------------------------------------------------------------------------
   Total deferred tax assets                                                                     56,955             46,782
   ------------------------------------------------------------------------------------------------------------------------
   Deferred tax liabilities:
      Basis difference between tax and financial reporting arising from acquisitions                778              1,013
      Lease financing                                                                             2,158              2,755
      Change for tax recognized over future periods                                               4,444                 --
      Retained interests in securitization                                                        6,036                 --
      Other                                                                                       1,822              2,786
   ------------------------------------------------------------------------------------------------------------------------
   Total deferred tax liabilities                                                                15,238              6,554
   ------------------------------------------------------------------------------------------------------------------------
   Net deferred tax assets                                                                      $41,717            $40,228
   ========================================================================================================================

   The following is a comparative analysis of the provision for federal and state taxes:

                                                                                     For the years ended December 31,
                                                                                 1997              1996              1995
   -------------------------------------------------------------------------------------------------------------------------
      Current:
         Federal                                                                $49,969           $54,302           $51,736
         State                                                                    3,978             3,339             2,548
   -------------------------------------------------------------------------------------------------------------------------
                                                                                 53,947            57,641            54,284
      Deferred:
         Federal                                                                 (4,841)          (13,257)           (6,317)
         State                                                                     (388)             (263)             (117)
   -------------------------------------------------------------------------------------------------------------------------
                                                                                 (5,229)          (13,520)           (6,434)

   -------------------------------------------------------------------------------------------------------------------------
   Total provision for income taxes                                             $48,718           $44,121           $47,850
   =========================================================================================================================

   The effective rates of total tax expense for the years ended December 31, 1997, 1996, and 1995 are different than the statutory federal tax rate. The reasons for the differences are as follows:

                                                                                     For the years ended December 31,
                                                                                 1997              1996               1995
   ---------------------------------------------------------------------------------------------------------------------------
                                                                                       (Percent of pretax income)
   ---------------------------------------------------------------------------------------------------------------------------
   Statutory federal tax rate                                                    35.0%             35.0%             35.0%

   Additions/(reductions) in taxes resulting from:

                 Tax-exempt interest income                                      (0.8)             (0.8)             (0.7)

                 State taxes                                                      2.1               1.9               1.9

                 Other items, net                                                 3.0               2.5               0.6
   ---------------------------------------------------------------------------------------------------------------------------
   Effective tax rate                                                            39.3%             38.6%             36.8%
   ===========================================================================================================================

H. Employee Benefit Plans:

   The Company has a noncontributory, self-trusteed pension plan (the Plan) covering substantially all full-time employees with one or more years of service. The Plan generally provides for employee retirement at age sixty-five (early retirement at age fifty-five) and benefits based upon length of service and compensation. Lump sum death benefits are available as well as pre-retirement protection in the event of death before benefits commence. The Company's policy is to fund accrued pension cost necessary to provide the Plan, on an actuarial basis, with sufficient assets to meet the benefits to be paid to the Plan participants (normally up to the extent deductible under existing tax regulations). The benefits are funded under a self-administered pension trust with the Bank's Trust Department acting as Trustee.

   The net periodic pension credits, netted within noninterest expense, are comprised of:

                                                                                        For the years ended December 31,
                                                                                   1997              1996              1995
   ---------------------------------------------------------------------------------------------------------------------------
   Service cost                                                                 $ 3,817           $ 3,210          $    2,925
   Interest cost                                                                  2,676             2,288               2,103
   Actual return on plan assets                                                  (7,512)             (590)            (21,135)
   Net amortization and deferral                                                    279            (6,960)             16,007
   ---------------------------------------------------------------------------------------------------------------------------
      Net periodic pension credits                                                $(740)          $(2,052)         $     (100)
   ============================================================================================================================

   The actuarial computation, using the "projected unit credit" actuarial method for these years, assumed a discount rate on benefit obligations of 7.25% for 1997 and 1996 and 7.00% for 1995, an expected long-term rate of return on plan assets of 8.00%, 7.25% and 7.00% for 1997, 1996 and 1995, respectively, and annual compensation increases of 5% over the remaining service lives of employees covered under the Plan for 1997, 1996 and 1995. Variances between cost assumptions, expected return on assets and actual experience are amortized over the remaining service lives of employees covered under the Plan. At December 31, 1997, the Plan owned parent company common stock at a cost of $269,548.

   The table of actuarially computed benefit obligations and trusteed net assets of the Plan is presented below:


                                                                                                            December 31,
                                                                                                       1997             1996
   ----------------------------------------------------------------------------------------------------------------------------
   Actuarial present value of benefit obligations:
      Vested benefits                                                                               $(27,220)        $(22,347)
      Nonvested benefits                                                                              (4,135)          (4,024)
   ----------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligations                                                                   (31,355)         (26,371)
   Additional amounts related to projected salary increases                                          (14,177)          (9,500)
   ----------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligations                                                                     (45,532)         (35,871)
   Plan assets at market value consisting primarily of
      U.S. Government securities, common stocks and corporate bonds                                   78,875           72,553
   ----------------------------------------------------------------------------------------------------------------------------
   Excess of Plan assets over projected benefit obligations                                           33,343           36,682
   Unrecognized net gain from past experience different from that assumed                            (29,841)         (33,590)
   Unrecognized Plan net assets at January 1, 1987 being recognized over 15 years                     (1,123)          (1,517)
   Unrecognized prior service cost                                                                       549              613
   ----------------------------------------------------------------------------------------------------------------------------
   Prepaid pension cost included within other assets                                                $  2,928         $  2,188
   ============================================================================================================================

   In addition to the pension plan, the Company also has a profit sharing plan and 401(k) savings plan. Total cost for these plans, included within other operating expense, for the years ended December 31, 1997, 1996 and 1995 approximated $1,293,000, $1,175,000 and $977,000, respectively.

      The Company also provides certain health care and death benefits to retired employees. The estimated costs of these retiree benefits are accrued during the employees' active service and benefit costs are funded as they are incurred. The following tables summarize the accumulated postretirement benefit obligation (APBO) and the related cost which is recognized in the Company's consolidated statements of financial condition and statements of income as of December 31:

                                                                                                               December 31,
                                                                                                           1997            1996
        ----------------------------------------------------------------------------------------------------------------------------

        Accumulated postretirement benefit obligation:
           Retirees                                                                                     $ (1,073)        $   (896)
           Active plan participants                                                                       (4,300)          (3,589)
        ----------------------------------------------------------------------------------------------------------------------------

        Total unfunded accumulated postretirement benefit obligation                                      (5,373)          (4,485)
        Unrecognized net obligation at transition                                                          3,268            3,486
        Unrecognized net gain                                                                             (1,975)          (2,411)
        ----------------------------------------------------------------------------------------------------------------------------

        Accrued postretirement benefit cost                                                              $(4,080)         $(3,410)
        ============================================================================================================================

                                                                                             For the years ended December 31,
                                                                                         1997             1996             1995
        ----------------------------------------------------------------------------------------------------------------------------

        Net periodic postretirement benefit cost includes:
           Service cost-benefits earned during the period                             $     415          $    314        $     253
           Interest cost on accumulated postretirement benefit obligation                   306               300              269
           Net amortization and deferral                                                    112               122              112
        ----------------------------------------------------------------------------------------------------------------------------

        Net periodic postretirement benefit cost                                      $     833          $    736        $     634
        ============================================================================================================================

       The weighted average discount rate used to determine the APBO was 7.25% for 1997 and 1996 and 7.0% for 1995. The assumed health care cost trend rate used in measuring APBO was 8.0% in 1997 decreasing gradually to 5% in 2000, and remaining constant thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the APBO as of December 31, 1997 by $757,000 and the aggregate of the service and interest cost components of the net periodic postretirement cost for the year then ended by $126,000.


I.     Contingencies and Commitments:

       In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future cash requirements. The Company uses the same credit and collateral policies in making commitments as those described in Note C.

       At December 31, 1997 and 1996, the Company had unused loan commitments, excluding consumer credit card lines, of $1.3 billion. Additionally, standby letters of credit of $49 million and $51 million at December 31, 1997 and 1996, respectively, had been issued. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

       The Company had unused consumer credit card lines of $17.5 billion and $15.4 billion at December 31, 1997 and 1996, respectively. The Company has the contractual right to change the conditions of the credit card members' benefits or terminate the unused line at any time without prior notice. Since many unused credit card lines are never actually drawn upon, the unfunded amounts do not necessarily represent future funding requirements.

       The Company has operating leases for office space with terms ranging from one to nine years, which may include renewal options. Certain leases also include residual value guarantees up to $71 million, or alternatively, the Company may elect to exercise purchase options totaling $81 million. Operating leases on equipment and office space require minimum annual rental payments as follows: 1998-$19,178,000; 1999-$17,786,000;
       2000-$13,413,000; 2001-$6,618,000; 2002-$5,070,000; and $7,381,000
       thereafter through the year 2014. Rental expense on leases for the years ending December 31, 1997, 1996 and 1995 was approximately $14,771,000; $12,848,000; and $13,476,000, respectively.

       In 1997, a trial court entered a $23.7 million judgment in favor of the Company in a civil litigation matter in which the Company was a plaintiff. The defendant has appealed. Although negotiations are in progress, a settlement has not yet been consummated.


J.     Regulatory Restrictions:

       The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the Office of the Comptroller of the Currency (OCC). All federally-insured banks are also regulated by the Federal Deposit Insurance Corporation (FDIC). The Company's banking subsidiaries include eight national banks and three state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

       The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary banks. Subsidiary national banks are subject to regulatory restrictions on the amount they may pay in dividends. At December 31, 1997, approximately $49,628,000 of subsidiary national banks' retained earnings were available for dividend declaration without prior regulatory approval.

       Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its bank subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. These quantitative measures require the Company and its bank subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Company and its bank subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

       As of December 31, 1997, the most recent notification from the OCC categorized the Company's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. To be categorized as well capitalized the Company's banking subsidiaries must maintain minimum total risk-based capital of 10%, Tier I risk-based capital of 6%, and Tier I leverage capital of 5.0%. The Company's and First National Bank of Omaha's actual capital amounts and ratios are presented in the following table.

                                                                                                                    To Be Well
                                                                                                                Capitalized Under
                                                                                 For Minimum Capital            Prompt Corrective
                                                         Actual                   Adequacy Purposes:            Action Provisions:
                                              --------------------------------------------------------------------------------------


                                                   Amount          Ratio        Amount         Ratio         Amount          Ratio
                                                   ------          -----        ------         -----         ------          -----
        As of December 31, 1997
          Total Capital
            Consolidated                          $601,555          10.7%      $450,062         8.0%           N/A
            First National Bank of Omaha          $315,763          11.3%      $223,600         8.0%        $279,499         10.0%
          Tier I Capital
            Consolidated                          $440,739           7.8%      $225,031         4.0%           N/A
            First National Bank of Omaha          $205,552           7.4%      $111,800         4.0%        $167,700          6.0%
          Tier I Leverage Capital
            Consolidated                          $440,739           6.1%      $288,026         4.0%           N/A
            First National Bank of Omaha          $205,552           5.6%      $146,078         4.0%        $182,598          5.0%

        As of December 31, 1996
          Total Capital
            Consolidated                          $575,245          10.7%      $431,779         8.0%           N/A
            First National Bank of Omaha          $295,775          10.7%      $220,807         8.0%        $276,009         10.0%
          Tier I Capital
            Consolidated                          $415,147           7.7%      $215,890         4.0%           N/A
            First National Bank of Omaha          $186,025           6.7%      $110,403         4.0%        $165,605          6.0%
          Tier I Leverage Capital
            Consolidated                          $415,147           6.4%      $257,547         4.0%           N/A
            First National Bank of Omaha          $186,025           5.8%      $127,758         4.0%        $159,697          5.0%

       Pursuant to Federal Reserve Bank requirements, the Company's banking subsidiaries are required to maintain certain cash reserve balances with the Federal Reserve system. At December 31, 1997 and 1996, the aggregate required cash reserve balances were approximately $58,924,000 and $55,784,000, respectively.

K.     Fair Values of Financial Instruments:

       The following presents the carrying amount and fair value of the specified assets and liabilities held by the Company at December 31, 1997 and 1996. The information presented is based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed since that point in time.

       Securities: The fair value of the Company's securities is based on the quoted market prices at December 31, 1997 and 1996. Available-for-sale securities are carried at their aggregate fair value. The carrying amount and fair value of the Company's held-to-maturity securities at December 31, 1997 was $872,907,000 and $874,646,000, respectively. The carrying amount and fair value of the Company's available-for-sale securities at December 31, 1997 was $381,337,000. The carrying amount and fair value of the Company's held-to-maturity securities at December 31, 1996 was $649,799,000 and $650,897,000, respectively. The carrying amount and fair value of the Company's available-for-sale securities at December 31, 1996 was $256,919,000.

       Loans: The fair value of the Company's loans have been estimated using two methods: 1) the carrying amount of short-term and variable rate loans approximates fair value; and 2) for all other loans, discounting of projected future cash flows. When using the discounting method, loans are gathered by homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end. In addition, when computing the estimated fair value for all loans, the allowance for loan losses is subtracted from the calculated fair value for consideration of credit issues. At December 31, 1997, the carrying amount and fair value of the Company's loans was $4,806,355,000 and $4,997,061,000, respectively. The carrying amount of loans for 1997 consists of gross loans of $5,010,982,000 less allowance for loan losses of $128,990,000 less leases of $75,637,000. The fair value of loans for 1997 consists of gross loans of $5,201,688,000 less allowance for loan losses and leases. At December 31, 1996, the carrying amount and fair value of the Company's loans was $4,936,168,000 and $5,134,929,000, respectively. The carrying amount of loans for 1996 consists of gross loans of $5,107,041,000 less allowance for loan losses of $104,812,000 less leases of $66,061,000. The fair value of loans for 1996 consists of gross loans of $5,305,802,000 less allowance for loan losses and leases.

       Deposits: The methodologies used to estimate the fair value of deposits are similar to the two methods used to fair value loans. Deposits are gathered in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end. The carrying amount and fair value of the Company's deposits at December 31, 1997 was $6,401,045,000 and $6,417,361,000, respectively.
       The carrying amount and fair value of the Company's deposits at December 31, 1996 was $5,836,169,000 and $5,851,127,000, respectively.

       Other Borrowings and Capital Notes: The fair value of other borrowings and capital notes is estimated by discounting future cash flows using current market rates for similar debt instruments. The carrying amount and fair value of other borrowings and capital notes at December 31, 1997 was $122,498,000 and $123,279,000, respectively. The carrying amount and fair value of other borrowings and capital notes at December 31, 1996 was $103,876,000 and $104,812,000, respectively.

       Other Financial Instruments: All other financial instruments of a material nature fall into the definition of short-term and fair value is estimated as the carrying amount. The carrying amount and fair value at December 31, 1997 of cash and due from banks was $428,832,000, federal funds sold and other short-term investments was $327,010,000, and other receivables and interest earned not collected was $158,914,000, which is included in other assets. The carrying amount and fair value at December 31, 1996 of cash and due from banks was $397,886,000, federal funds sold and other short-term investments was $277,028,000, and other receivables and interest earned not collected was $90,763,000, which is included in other assets.

       The carrying amount and fair value at December 31, 1997 of federal funds purchased and securities sold under repurchase agreements was $217,891,000, and accounts payable and accrued interest payable was $55,600,000, which is included in other liabilities. The carrying amount and fair value at December 31, 1996 of federal funds purchased and securities sold under repurchase agreements was $146,015,000, commercial paper and commercial paper based borrowings was $273,298,000, and accounts payable and accrued interest payable was $41,435,000, which is included in other liabilities.

       Off-Balance Sheet Financial Instruments: All material amounts of off-balance sheet financial instruments are characterized as short-term instruments because of the conditions of the contract and repricing ability. The carrying value of all off-balance sheet instruments approximates the fair value. At December 31, 1997 and 1996, the Company had unused loan commitments of $1.3 billion; standby letters of credit of $49 million and $51 million, respectively; and unused consumer credit card lines of $17.5 billion and $15.4 billion, respectively.


L.     Acquisitions:

       During 1996, a bank holding company subsidiary acquired a financial institution in Colorado as part of the Company's strategy of expanding the banking franchise into the growing areas of neighboring states. This acquisition, which was accounted for as a purchase, occurred on August 6, 1996. Bolder Bancorporation, the holding company of the Bank of Boulder, had consolidated assets of approximately $126 million. The Bank of Boulder operates in two locations in Boulder, Colorado.


M.     New Accounting Pronouncements:

       In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events or circumstances from nonowner sources.

       In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for financial statements for periods beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

       The provisions of both of these statements are of a disclosure nature only and will not have an effect on the Company's financial condition or results of operations.

N.     Condensed Financial Information of First National of Nebraska:

       First National of Nebraska (parent company only)
       Condensed Statements of Financial Condition

        ----------------------------------------------------------------------------------------------------------------------------


                                                                                                             December 31,
        Assets                                                                                         1997               1996
        ----------------------------------------------------------------------------------------------------------------------------

                                                                                                        (Amounts in Thousands)
        Cash and due from banks                                                                     $      603        $     744
        Other short-term investments                                                                     1,400           51,340
        ----------------------------------------------------------------------------------------------------------------------------

              Total cash and cash equivalents                                                            2,003           52,084

        Securities available-for-sale                                                                      445              414
        Loans to nonbanking subsidiaries                                                                 2,295            2,708

        Investment in subsidiaries:
           First National Bank of Omaha                                                                206,370          186,264
           Other banking subsidiaries                                                                  338,002          310,336
           Nonbanking subsidiaries                                                                       3,068           14,590
        ----------------------------------------------------------------------------------------------------------------------------

              Total investment in subsidiaries                                                         547,440          511,190

        Other assets                                                                                     6,047            1,120
        ----------------------------------------------------------------------------------------------------------------------------

              Total assets                                                                            $558,230         $567,516
        ============================================================================================================================



        Liabilities and Stockholders' Equity
        ----------------------------------------------------------------------------------------------------------------------------


        Payable to subsidiary                                                                         $     --         $  2,075
        Commercial paper                                                                                    --           45,000
        Other liabilities                                                                                4,172            4,239
        Deferred gain on sale of buildings                                                               5,767            6,369
        Other borrowings                                                                                19,182              251
        Capital notes                                                                                   19,052           21,616
        ----------------------------------------------------------------------------------------------------------------------------

              Total liabilities                                                                         48,173           79,550

        Stockholders' equity:
           Common stock                                                                                  1,675            1,734
           Additional paid-in capital                                                                    2,515            2,604
           Retained earnings                                                                           504,184          482,819
           Net unrealized appreciation on available-for-sale securities, net of tax                      1,683              809
        ----------------------------------------------------------------------------------------------------------------------------

              Total stockholders' equity                                                               510,057          487,966
        ----------------------------------------------------------------------------------------------------------------------------


              Total liabilities and stockholders' equity                                              $558,230         $567,516
        ============================================================================================================================


First National of Nebraska (parent company only)
Condensed Statements of Operations

   ---------------------------------------------------------------------------------------------------------------------------------

                                                                                         For the years ended December 31,
                                                                                  1997                1996                1995
   ---------------------------------------------------------------------------------------------------------------------------------

                                                                             (Amounts in Thousands Except Share and Per Share Data)
   Revenues:
   Income from subsidiaries:
        Dividends from First National Bank of Omaha                             $  21,491           $  23,436          $  81,724
        Dividends from other banking subsidiaries                                  20,100              24,200              5,411
        Dividends from nonbanking subsidiaries                                     13,069               5,600              2,800
   Interest income on commercial paper                                              2,380               2,546              2,798
   Recognized gain on sale of buildings                                               602                 602                602
   Recognized gain on sale of option                                                   --                  --              1,389
   Investment interest and other income                                               796                 569                795
   ---------------------------------------------------------------------------------------------------------------------------------
             Total revenues                                                        58,438              56,953             95,519

   Expenses:
        Interest                                                                    5,622               5,065              9,461
        Other                                                                       2,243               2,338                837
   ---------------------------------------------------------------------------------------------------------------------------------
             Total expenses                                                         7,865               7,403             10,298
   ---------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes and equity in undistributed
      (overdistributed) earnings of subsidiaries                                   50,573              49,550             85,221
   Income tax expense (benefit)                                                       371                (174)            (2,273)
   ---------------------------------------------------------------------------------------------------------------------------------
             Total income before equity in undistributed
                (overdistributed) earnings of subsidiaries                         50,202              49,724             87,494
   ---------------------------------------------------------------------------------------------------------------------------------
   Equity in undistributed (overdistributed) earnings of subsidiaries:
             First National Bank of Omaha                                          19,528              21,669            (20,801)
             Other banking subsidiaries                                            10,187                 598             14,355
             Nonbanking subsidiaries                                               (4,730)             (1,759)             1,193
   ---------------------------------------------------------------------------------------------------------------------------------
                  Total equity in undistributed
                     (overdistributed) earnings of subsidiaries                    24,985              20,508             (5,253)
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                   $  75,187           $  70,232          $  82,241
   =================================================================================================================================
   Average number of shares outstanding                                           340,706             346,767            346,767
   =================================================================================================================================
   Net income per share                                                         $  220.68           $  202.53          $  237.17
   =================================================================================================================================


First National of Nebraska (parent company only)
Condensed Statements of Cash Flows

-----------------------------------------------------------------------------------------------------------
                                                                      For the years ended December 31,
                                                                    1997             1996           1995
-----------------------------------------------------------------------------------------------------------
                                                                          (Amounts in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                   $   75,187       $   70,232     $   82,241
    Adjustments to reconcile net income to net cash
    flows from operating activities:
      Equity in (undistributed) overdistributed
        earnings of subsidiaries                                  (24,985)         (20,508)         5,253
      Recognized gain on sale of buildings                           (602)            (602)          (602)
      Recognized gain on sale of option                                --               --         (1,389)
      Other, net                                                      (28)             415           (259)
-----------------------------------------------------------------------------------------------------------
  Net cash flows from operating activities                         49,572           49,537         85,244

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of option                                       --               --          2,889
    Change in investment in subsidiaries and other assets         (14,975)         (35,102)       (16,237)
-----------------------------------------------------------------------------------------------------------
  Net cash flows from investing activities                        (14,975)         (35,102)       (13,348)

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of other borrowings and capital notes             $   52,029       $   23,000     $   15,000
    Principal repayments of other borrowings
      and capital notes                                           (80,662)         (27,232)       (66,894)
    Repayment of payable to subsidiary                             (2,075)              --             --
    Repurchase and retirement of common stock                     (42,362)              --             --
    Cash dividends paid                                           (11,608)         (12,906)       (11,696)
-----------------------------------------------------------------------------------------------------------
  Net cash flows from financing activities                        (84,678)         (17,138)       (63,590)
-----------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                           (50,081)          (2,703)         8,306

Cash and cash equivalents at beginning of year                     52,084           54,787         46,481
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $    2,003       $   52,084     $   54,787
===========================================================================================================
Cash paid during the year for:
  Interest                                                     $    5,735       $    5,328     $    9,171
Noncash investing and financing activities:
  Noncash consideration for business acquisitions              $       --       $       --     $   15,198
===========================================================================================================

22

Independent Auditors' Report


Board of Directors and Stockholders
First National of Nebraska, Inc.
Omaha, Nebraska


We have audited the accompanying consolidated statements of financial condition of First National of Nebraska, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National of Nebraska, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche


Omaha, Nebraska
February 3, 1998

Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

General:

The Company consists of the parent company, which is a Nebraska-based interstate bank holding company, and its consolidated subsidiaries. Its principal subsidiaries include First National Bank of Omaha and its wholly-owned subsidiaries; First National Bank and Trust Company of Columbus; First National Bank, North Platte; Platte Valley State Bank and Trust Company, Kearney; The Fremont National Bank and Trust Company; First National Bank of Kansas, Overland Park, Kansas; First National Bank South Dakota, Yankton, South Dakota; and First National of Colorado, Inc., and its wholly-owned Colorado subsidiaries which primarily include: First National Bank, Fort Collins; Union Colony Bank, Greeley; The Bank of Boulder; and FNC Trust Group, N.A. The Company also has nonbanking subsidiaries, which in the aggregate are not material.

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the OCC. All federally-insured banks are also regulated by the FDIC. The Company's banking subsidiaries include eight national banks and three state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

The Company has 45 years of experience providing credit card services and was one of the originators of the bank credit card industry. Through a banking subsidiary, the Company conducts a significant consumer credit card service under license arrangements with VISA USA and MasterCard International, Inc. The Company's credit card customers are located throughout the United States, but primarily in the Midwest. At December 31, 1997, the Company ranked among the top 25 card issuing entities based on the amount of managed credit card loans outstanding. The Company generally originates new credit card accounts for itself with the exception of a $265 million credit card portfolio purchased in June 1997. The Company performs credit card servicing activities on behalf of its affiliate banks including data processing, payment processing, statement rendering, marketing, customer service, credit administration and card embossing. The Company primarily funds its credit card loans through the core deposits of its affiliate banks.

Competitors of the Company include commercial banks, savings and loan associations, consumer and commercial finance companies, credit unions and other financial services companies. The Company's credit card operation competes with other issuers of credit cards ranging from other national issuers of bank cards to local retailers which provide their own credit cards. Like other companies with significant credit card operations, declining asset quality due to increased consumer delinquencies and charge-offs has resulted in industry-wide pressure on the profitability of credit card operations.

The Company continues to make substantial investments in data processing technology for its own data processing needs and to provide various data processing services for unaffiliated parties. The services provided include automated clearinghouse transactions, merchant credit card processing, and check processing. The Company has ranked among the top six merchant credit card processors in the United States with over $16 billion transactions processed in 1997 and $15 billion transactions processed in 1996. It has also ranked among the 25 largest automated clearinghouse processors in the country and is one of the largest check processors in its market area. Furthermore, the Company provides data processing services to 40 non-affiliated banks located in nine states. Fee income continues to increase through the ongoing expansion of these processing services. The Company continues to closely monitor the risks and competitive conditions as they relate to pricing and technological issues associated with these processing services.

Year 2000:
A significant technological issue impacting all companies worldwide is the need to modify their computer information systems to properly process transactions relating to the year 2000 and beyond. The Company has implemented a Company-wide program to prepare its computer systems and applications for the year 2000. The Company is incurring internal staff costs as well as consulting and other expenses related to the execution of the implementation plan. A portion of these expenses may be incorporated in the cost of normal software upgrades and involve the redeployment of existing information technology resources. Presently, management has not yet completely determined the year 2000 implementation costs, but they are not expected to have a material financial impact on the Company. The Company's plans include necessary reviews of vendors, customers, third party processors and other external parties with whom the Company conducts business. Until sufficient information is accumulated to assess the degree to which the Company is susceptible to potential problems, the Company is unable to quantify possible losses associated with these external relationships.

Management's discussion and analysis contains forward looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, company performance and the financial results. The statements are based on many assumptions and factors, including general economic conditions, consumer behavior, competitive environment and related market conditions, operating efficiencies, and actions of governments. Any changes in such assumptions or factors could produce different results.

Results of Operations:

Overview:
Net income for the year 1997 was $75.2 million, or $220.68 per share, compared to $70.2 million, or $202.53 per share, for 1996. Net income for 1997 increased $5 million, or 7.1%, compared to 1996. The increase of $18.15 in earnings per share from 1996 is partially attributable to the repurchase and retirement of 11,767 shares of the Company's common stock in 1997. In 1996, net income decreased by $12 million, or 14.6%, compared to 1995. Return on average equity for 1997 was 15.2% compared to 15.4% for 1996 and 20.8% for 1995. Return on average assets for 1997 and 1996 was 1.1% decreasing from 1.5% in 1995. The return on average assets and equity ratios remain favorable in spite of a reduction from prior years primarily due to increases in the provision for loan losses as a result of increased delinquencies and charge-offs on credit card and other consumer loans. Notwithstanding the increased provision for loan losses, earnings have remained strong due to continued growth in net interest income and noninterest income which continues to surpass the growth rate of operating expenses.

Net interest income:
The Company's primary source of income is net interest income which is defined as the difference between interest income and fees derived from earning assets and interest expense on interest-bearing liabilities. Interest income and expense are affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, in addition to changes in interest rates.

In 1997, net interest income was $498 million, a 2.6% increase over 1996. In 1996, net interest income was $485.2 million, a 13.7% increase over 1995. These increases are primarily attributable to increased earning assets net of an increase in the volume of interest-bearing liabilities. The favorable trend of increased net interest income over the three-year period ending December 31, 1997 corresponds to the Company's strong loan growth and successful asset and liability management strategies.

Provision for loan losses:
On a monthly basis, the Company evaluates its allowance for loan losses based upon a review of collateral values, delinquencies, non-accruals, payment histories and various other analytical and subjective measures relating to the various loan portfolios within the Company.

The provision for loan losses increased $21.4 million to $201.5 million for 1997 compared to $180.1 million for 1996. In 1996, the provision for loan losses increased $77.3 million compared to 1995. The increases in the provision for loan losses relates to higher net charge-offs and continued strengthening of the loan loss allowance for potential future losses. The increase in net charge-offs is primarily attributable to the continued rise in delinquencies on credit card loans which is being experienced throughout the credit card industry.

Noninterest income:
Noninterest income was $231.9 million in 1997, an increase of 32.5%, or $56.9 million, compared to 1996. In 1996, noninterest income was $175.1 million, an increase of 30.3%, or $40.7 million, from 1995. These increases were primarily due to processing services income increasing by 25.6% in 1997 and 39.2% in 1996 reflecting increased loan servicing income and the growth in volumes processed from new and existing customers in merchant processing. Deposit services income increased 14.8% in 1997 and 14.7% in 1996 due primarily to the growth in total deposits. Income related to trust and investment services and commissions increased in 1997 and 1996 as a result of growth in the Company's customer base and the expansion of services provided to customers. Noninterest income also includes a gain recorded on sales of credit card loans of $17.2 million during 1997. Miscellaneous income increased by 19.6% in 1997 partially due to increased gains on sales of investment securities and miscellaneous fee income. Miscellaneous income increased by 29.8% in 1996 primarily due to income derived from a change in merchant authorization processing.

Noninterest expense:
Noninterest expense was $404.5 million in 1997, an increase of 10.6% or $38.7 million, from 1996. Noninterest expense in 1996 was $365.8 million, an increase of 11.4% or $37.4 million from 1995. A significant portion of the increase in noninterest expense was due to salaries and employee benefits which increased 14.9% in 1997 and 13.4% in 1996 resulting from overall Company growth. Purchased processing expense increased 26.5% in 1997 partially due to credit card processing expenses temporarily paid to an external processor until conversion of a newly acquired credit card portfolio to the Company's computer system. Other professional services increased 10.5% in 1997 and 40.4% in 1996 due to increased merchant acquisition costs. Miscellaneous expense increased 24% due to amortization of the premium related to credit card relationships purchased in 1997. Increases in remaining expense categories relate to continued Company growth. This growth is primarily due to increased processing volumes, the acquisition of new customer relationships, continued investments in technology, and acquisitions. These increases were partially offset by a decrease of 8.7% in communication and supplies expense from 1997 to 1996 due to reductions in marketing expenditures. Management continues to focus on expense control in their operating decisions to improve the efficiencies of the Company.

Asset Quality:

The Company's loan delinquency rates and net charge-off activity reflect, among other factors, general economic conditions, the quality of the loans, the average seasoning of the loans and the success of the Company's collection efforts. The Company's objective in managing its loan portfolio is to balance and optimize the profitability of the loans within the context of acceptable risk characteristics. The Company continually monitors the risks embedded in the loan portfolio with the use of statistically-based computer simulation models.

The consumer credit industry continues to experience historically high levels of delinquencies and charge-offs. As a major credit card issuer, the Company also continues to experience increased net charge-off and delinquency rates. As a result, the Company has increased its allowance for loan losses by $24.2 million, or 23.1%, from December 31, 1996 to December 31, 1997. The increased charge-off trends are likely to continue through the next year. The Company also expects that selected segments of consumers may continue to experience declines in credit quality. Therefore, management continues to evaluate credit standards and reduce marketing expenditures. Consumer behavior is being closely monitored to determine if future changes in credit standards or marketing strategies will be required.

The following table reflects the delinquency rates for the Company's overall loan portfolio and for credit cards and related plans. An account is contractually delinquent if the minimum payment is not received by the specified billing date. The overall delinquency rate as a percentage of total loans was 3.56% at December 31, 1997 compared with 3.86% at December 31, 1996. The reduction in the outstanding balance of credit cards and related plans of $488 million during 1997 is primarily related to additional sales of $750 million of credit card loans, net of a $265 million increase related to the purchase of a credit card loan portfolio.

Delinquent Loans:

                                                              December 31, 1997                         December 31, 1996
                                                  ----------------------------------------------------------------------------------
                                                                                   (Amounts in Thousands)
Total Loans                                                                % of Loans                                % of Loans
-----------                                                                ----------                                ----------
Loans outstanding                                 $    5,010,982                               $ 5,107,041
Loans delinquent:
     30 - 89 days                                 $      112,300              2.24%            $   123,420              2.42%
     90 days or more & still accruing                     66,221              1.32%                 73,580              1.44%
                                                  -----------------    -------------------    --------------     -------------------

          Total delinquent loans                  $      178,521              3.56%            $   197,000              3.86%
                                                  =================    ===================    ==============     ===================

Nonaccrual loans                                  $        5,289               .11%            $     7,231               .14%
                                                  =================    ===================    ==============     ===================

Credit Cards and Related Plans
------------------------------
Loans outstanding                                 $    2,428,437                               $ 2,916,392
Loans delinquent:
     30 - 89 days                                 $       89,902              3.70%            $   102,538              3.52%
     90 days or more & still accruing                     62,969              2.59%                 68,827              2.36%
                                                  -----------------    -------------------    --------------    --------------------

          Total delinquent loans                  $      152,871              6.29%            $   171,365              5.88%
                                                  =================    ===================    ==============    ====================

Nonaccrual loans                                           --                   --                   --                   --
                                                  =================    ===================    ==============    ====================


The Company's policy is to charge off credit card and related loans when they become 180 days contractually past due. Net loan charge-offs include the principal amount of losses resulting from borrowers' unwillingness or inability to pay, in addition to bankrupt and deceased borrowers, less current period recoveries of previously charged-off loans. The allowance for loan losses is intended to cover losses inherent in the Company's loan portfolio as of the reporting date. The provision for loan losses is charged against earnings to cover both current period net charge-offs and to maintain the allowance at an acceptable level to cover losses inherent in the portfolio as of the reporting date. Net charge-offs for the Company's overall portfolio were $188.2 million for the year ended December 31, 1997 compared to $144.7 million for the same period in 1996. Net charge-offs as a percentage of average loans were 3.67% for 1997 compared to 3.15% for 1996. The allowance as a percentage of loans increased to 2.57% for 1997 compared to 2.05% for 1996.

The following table presents the activity in the Company's allowance for loan losses with a breakdown of charge-off and recovery activity related to credit cards and related plans.

Allowance for Loan Losses:

                                                                         For the Years Ended December 31,
                                                                      1997                             1996
                                                             ---------------------------------------------------------
                                                                               (Amounts in  Thousands)
Balance at January 1                                             $    104,812                     $    67,740
Addition due to loan portfolio purchase                                10,895                              --
Addition due to acquisition                                                --                           1,738
Provision for loan losses                                             201,494                         180,059

Loans charged off:
     Credit cards and related plans                                  (207,479)                       (157,763)
     All other loans                                                   (7,665)                         (6,948)
Loans recovered:
     Credit cards and related plans                                    24,550                          18,562
     All other loans                                                    2,383                           1,424
                                                             --------------------            --------------------
Total net charge-offs                                                (188,211)                       (144,725)
                                                             --------------------            --------------------
Balance at December 31                                           $    128,990                     $   104,812
                                                             ====================            ====================
Allowance as a percentage
   of loans                                                              2.57%                           2.05%
Total net charge-offs as a percentage
   of average loans                                                      3.67%                           3.15%


Capital Resources:

As described in Note J, the Company and its banking subsidiaries are required to maintain minimum capital in accordance with regulatory guidelines. At December 31, 1997, First National Bank of Omaha and all other banking subsidiaries of the Company exceeded the minimum requirements for the "well-capitalized" category as established by supervisory agencies. The Company intends to maintain sufficient capital in each of its banking subsidiaries to remain in the "well capitalized" category.

On June 27, 1997, the Company repurchased 11,767 shares of the Company's common stock. The 11,767 shares repurchased were retired decreasing the total number of shares issued and outstanding to 335,000. In addition, the Company's Senior Management Incentive Plan purchased 2,750 shares of the Company's common stock. The purchase prices of these transactions were negotiated at arm's length and reflected the fair value of the Company's common stock.

In 1995, First National Bank of Omaha issued $75 million in 15 year subordinated capital notes. These subordinated capital notes, along with $19.1 million in capital notes outstanding as of December 31, 1997 in connection with the Company's previous acquisitions, count towards meeting the required capital standards, subject to certain limitations. The Company has historically retained approximately 85% of net income in capital to fund the growth of future operations and to maintain minimum capital standards.

Liquidity Management:

Adequate liquidity levels are necessary to ensure that sufficient funds are available for loan growth and deposit withdrawals. These funding needs are offset by funds generated from loan repayments, investment maturities, and core deposit growth. The Company's Asset/Liability Committee is responsible for monitoring the current and forecasted balance sheet structure to ensure anticipated funding needs can be met at a reasonable cost. Contingency plans are in place to meet unanticipated funding needs or loss of funding sources.

Domestic retail deposits are used as the primary source of funding for all banking subsidiaries. In order to maintain flexibility and diversity in liquidity management the Company also has access to a variety of other funding sources. These other sources include securities sold under repurchase agreements, federal funds purchased, securitization, other short-term and long-term debt, and subordinated capital notes. The parent company's cash flows are dependent upon the receipt of dividends from its banking subsidiaries which are subject to regulatory restrictions.

The Company's securitization program was established in 1995, providing further diversity of credit card funding. At December 31, 1997 and 1996, $950 million and $200 million, respectively, of the Company's managed credit card portfolio was securitized. The parent company replaced an existing $75 million revolving credit line with a $100 million syndicated revolving credit facility in December 1997. As part of the syndicated credit facility arranged for the parent company, a $150 million revolving credit facility for the Bank was also arranged for general liquidity purposes in December 1997.

Interest Rate Risk Management:

The Company's primary component of market risk is interest rate volatility. It is the goal of the Company to maximize profits while effectively managing rather than eliminating interest rate risk. Two primary measures are used to measure and manage interest rate risk: Net Interest Income Simulation Modeling and Interest Rate Sensitivity Gap Analysis.

Net Interest Income Simulation:
The Company uses a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on both upward and downward interest rate shifts over a twelve month period. Alternative scenarios are simulated by applying immediate shifts in interest rates (rate shocks) and gradual shifts in interest rates (rate ramps). These interest rate shifts are applied to a projected balance sheet for the Company for the twelve month simulation period. Based on the information and assumptions in effect at December 31, 1997, management believes that a 200 basis point rate shock or rate ramp over a twelve month period, up or down, would not significantly affect the Company's annualized net interest income.

The Company has established guidelines that limit the acceptable potential change in net interest margin and net income under these interest rate and balance sheet scenarios. Given the minimal potential for significant risk exposure relating to potential losses in future earnings, fair values or cash flows of interest-rate-sensitive instruments illustrated by the simulations, the Company does not engage in derivative transactions such as hedges, swaps, or futures.

Interest Rate Sensitivity Gap Analysis:
The Company uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The following table represents management's estimate of projected maturity or repricing of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1997. Management believes that the table will approximate actual experience; however, it should be noted that the gap analysis is a point in time measurement that does not capture all aspects of interest rate risk.

                                                            Greater Than
                                                            Three Months           One Year             Over
                                        Three Months         Less Than             Through              Five
As of December 31, 1997                    or Less            One Year            Five Years            Years           Total
--------------------------------------------------------------------------------------------------------------------------------
                                                                        (Amounts in Thousands)
Earning assets:
         Investment activities            $   384,130        $   234,967        $  896,432           $    65,725      $1,581,254
         Lending activities                 2,399,059            465,738         1,853,266               292,919       5,010,982
--------------------------------------------------------------------------------------------------------------------------------
Total earning assets                        2,783,189            700,705         2,749,698               358,644       6,592,236
Interest-bearing liabilities                2,294,833          1,717,052         1,797,859                89,495       5,899,239
--------------------------------------------------------------------------------------------------------------------------------
Interest sensitive gap                        488,356         (1,016,347)          951,839               269,149         692,997

Gap as a percent of
   total earning assets                           7.4%             (15.4)%            14.4%                  4.1%          10.5%
================================================================================================================================
Cumulative interest sensitive gap             488,356           (527,991)          423,848               692,997

Cumulative gap as a percent
   of total earning assets                        7.4%              (8.0)%             6.4%                 10.5%
================================================================================================================================

First National of Nebraska and Subsidiaries
Selected Financial Data

------------------------------------------------------------------------------------------------------------------------------------

                                                                          Years ended December 31,
                                                 1997                1996               1995               1994            1993
------------------------------------------------------------------------------------------------------------------------------------

                                                                  (Amounts in Thousands Except Per Share Data)
Total interest income and
     noninterest income                     $ 1,047,041          $ 940,471          $ 825,735           $ 645,806       $ 546,106

Provision for loan losses                       201,494            180,059            102,767              71,698          67,083

Net income                                       75,187             70,232             82,241              77,133          70,082

Net income per share                             220.68             202.53             237.17              222.43          202.10

Cash dividends per share                          33.76              37.22              33.73               38.07           16.86

Total assets                                  7,332,021          6,912,057          6,110,542           5,261,907       4,271,853

Managed assets (1)                            8,282,021          7,112,057          6,310,542           5,261,907       4,271,853

Other borrowings and capital notes              122,498            103,876            109,216              60,966          60,705

The Company's stock is traded over-the-counter.
Bid price quotes per share, high and low, by quarter (2)

------------------------------------------------------------------------------------------------------------------------------------

                                                                             1997                                 1996
                                                                    High               Low                High               Low
                                                            ------------------------------------------------------------------------

1st quarter                                                       $3,550             $3,300             $4,300             $3,650
2nd quarter                                                        3,900              3,450              4,100              3,900
3rd quarter                                                        4,100              3,800              3,900              3,400
4th quarter                                                        4,000              3,600              3,400              3,400


Dividends per share
------------------------------------------------------------------------------------------------------------------------------------

                                                                             1997                                 1996
                                                            ------------------------------------------------------------------------


1st quarter                                                                $ 8.44                                $11.90
2nd quarter                                                                 16.88                                 16.88
3rd quarter                                                                  8.44                                  8.44

Number of stockholders
--------------------------------------------------------------------------------
As of January 31, 1998, there were 335,000 shares of common stock issued and outstanding which were held by more than 400 shareholders of record. The shareholders of record number does not reflect the persons or entities who hold their stock in nominee or "street" name.


(1)   Reported assets plus securitized credit card loans

(2)  Source:  Kirkpatrick Pettis Inc., Omaha, Nebraska
         Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The parent company's common stock experiences limited trading activities.

                      ======================================================
                      First National of Nebraska
                      OFFICERS AND DIRECTORS
                      ======================================================

                      BRUCE R. LAURITZEN
                      CHAIRMAN, PRESIDENT & DIRECTOR

                      ELIAS J. ELIOPOULOS
                      EXECUTIVE VICE PRESIDENT & DIRECTOR

                      F. PHILLIPS GILTNER
                      CHAIRMAN EMERITUS & DIRECTOR

                      J. WILLIAM HENRY
                      EXECUTIVE VICE PRESIDENT & DIRECTOR

                      MARGARET M. LAURITZEN
                      DIRECTOR

                      DENNIS A. O'NEAL
                      EXECUTIVE VICE PRESIDENT, TREASURER & DIRECTOR

                      DANIEL K. O'NEILL
                      DIRECTOR

                      CHARLES R. WALKER
                      EXECUTIVE VICE PRESIDENT, SECRETARY & DIRECTOR


                       FIRST NATIONAL BANK OF OMAHA
                       SENIOR OFFICERS AND DIRECTORS

==================================================================================================================================
                                  BRUCE R. LAURITZEN...............CHAIRMAN, PRESIDENT & DIRECTOR

Elias J. Eliopoulos.....Executive Vice President & Director            Dennis A. O'Neal........Executive Vice President & Director
J. William Henry........Executive Vice President & Director            Charles R. Walker.......Executive Vice President & Director

----------------------------------------------------------------------------------------------------------------------------------
F. Phillips Giltner.....Chairman Emeritus & Director     Robert W. Tritsch.......Director        Herbert J. Young........Director
----------------------------------------------------------------------------------------------------------------------------------
    Marc M Diehl.................Senior Vice President & Director, Trust
    James L. Doody...............Senior Vice President & Director, First Bankcard Center
    Charles H. Fries, Jr.........Senior Vice President & Director, Corporate & Financial Institutions
    Frances A. Marshall..........Senior Vice President & Director, First Integrated Systems
    Laurie A. Minarik............Senior Vice President & Director, Retail Banking
    James C.C. Schmidt...........Senior Vice President & Director, Technology Services
    Timothy D. Hart..............Senior Vice President & Comptroller, Corporate Administration
    Russell K. Oatman............Senior Vice President & Cashier, First Financial Services
    Robert J. Urban..............Senior Vice President, Personnel
==================================================================================================================================
THE BANK OF BOULDER                                                                                              BOULDER, COLORADO
----------------------------------------------------------------------------------------------------------------------------------

                                               DAVID M. GILMAN, CHAIRMAN & PRESIDENT

----------------------------------------------------------------------------------------------------------------------------------
Directors
     Larry F. Frey                  Richard E. Geesaman              David M. Gilman             Caroline J. Hoyt
     Earl E. McLaughlin             Dennis A. O'Neal                 Carroll V. SoRelle          Thomas W. Ward
==================================================================================================================================
FIRST NATIONAL BANK                                                                                FORT COLLINS-LOVELAND, COLORADO
----------------------------------------------------------------------------------------------------------------------------------

            THOMAS J. GLEASON, CHAIRMAN                                                           MARK P. DRISCOLL, PRESIDENT

----------------------------------------------------------------------------------------------------------------------------------
Directors
     Mark P. Driscoll               John A. Duffey                   Dwight L. Ghent             Thomas J. Gleason
     Roger G. Gunlikson             Douglas E. Markley               Dennis A. O'Neal            Merlin G. Otteman, MD
     Stephen J. Schrader            Wayne K. Schrader                David L. Wood               Mark J. Soukup, Director Emeritus
==================================================================================================================================
FIRST NATIONAL BANK AND TRUST COMPANY OF COLUMBUS                                                       COLUMBUS-NORFOLK, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------

         JOHN M. PECK, PRESIDENT - COLUMBUS                                                  JAMES R. MANGELS, PRESIDENT - NORFOLK

----------------------------------------------------------------------------------------------------------------------------------
Directors
     James M. Bator                 Donald N. Dworak                 Randal J. Emrich            Clark D. Lehr
     John F. Lohr                   Robert P. Loshbaugh              James R. Mangels            Larry D. Marik
     John M. Peck                   Steven K. Ritzman                Noyes W. Rogers             Donald M. Schupbach
     Dwayne G. Smith                Charles R. Walker
==================================================================================================================================
FIRST NATIONAL BANK OF KANSAS                                                                                OVERLAND PARK, KANSAS
----------------------------------------------------------------------------------------------------------------------------------

                                                     STUART C. LANG, PRESIDENT

----------------------------------------------------------------------------------------------------------------------------------
Directors
     Linda A. Acker                 Ben T. Embry                     Blair L. Gogel              J. William Henry
     Stuart C. Lang                 James A. Polsinelli              Marilyn Scafe
----------------------------------------------------------------------------------------------------------------------------------

32


====================================================================================================================================
FIRST NATIONAL BANK                                              NORTH PLATTE - ALLIANCE - CHADRON - GERING - SCOTTSBLUFF, NEBRASKA
------------------------------------------------------------------------------------------------------------------------------------
                                                  L.H. "RICK" KOLKMAN, PRESIDENT

------------------------------------------------------------------------------------------------------------------------------------
Directors
     J. William Henry               Orville A. Kaschke                 James D. Keenan                Donald D. Kilgore
     L.H. "Rick" Kolkman            William J. Pfister                 William C. Snodgrass           Gary M. Trego
     Ralph M. Tysdal

====================================================================================================================================
THE FREMONT NATIONAL BANK AND TRUST COMPANY                                                                       FREMONT, NEBRASKA
------------------------------------------------------------------------------------------------------------------------------------

      THOMAS J. MILLIKEN, CHAIRMAN                                                                  DAVID N. SIMMONS, PRESIDENT

------------------------------------------------------------------------------------------------------------------------------------
Directors
     Marc M Diehl                   Rupert L. Dunklau                  William R. Emanuel             H. Haines Hill
     Jim A. Hoshor                  Helen J. Krause                    Thomas J. Milliken             David N. Simmons
     William F. Snyder              Charles R. Walker

====================================================================================================================================
PLATTE VALLEY STATE BANK & TRUST COMPANY                                                                          KEARNEY, NEBRASKA
------------------------------------------------------------------------------------------------------------------------------------

      WAYNE R. MCKINNEY, CHAIRMAN                                                                  MARK A. SUTKO, PRESIDENT

------------------------------------------------------------------------------------------------------------------------------------
Directors
     Jeff G. Beattie                Gerald L. Dulitz                   Byron D. Hansen                Peter G. Kotsiopulos
     Robin W. Marshall              Wayne R. McKinney                  Dennis A. O'Neal               John H. Schulte, MD
     Mark A. Sutko                  Gerald J. Tomka                    Sidney R. Hellman, Honorary    Jack M. Horner, Honorary
     Robert P. Sahling, Honorary    Carl C. Spelts, Honorary

====================================================================================================================================
FIRST NATIONAL BANK SOUTH DAKOTA                                                                              YANKTON, SOUTH DAKOTA
------------------------------------------------------------------------------------------------------------------------------------

                                                   RANDALL A. JOHNSON, PRESIDENT

------------------------------------------------------------------------------------------------------------------------------------
Directors
    James L. Doody      Elias J. Eliopoulos      Wilbur P. Foss      Randall A. Johnson      Joleen M. Smith      Charles R. Walker

====================================================================================================================================
UNION COLONY BANK                                                                                         GREELEY-WINDSOR, COLORADO
------------------------------------------------------------------------------------------------------------------------------------

      LAWRENCE W. MENEFEE,  CHAIRMAN                                                                  JAMES L. TUGGLE, PRESIDENT

------------------------------------------------------------------------------------------------------------------------------------
Directors
     Victor J. Campbell             George W. Doering                  Harold G. Evans                Kay Kosmicki
     James R. Listen                Lawrence W. Menefee                Dennis A. O'Neal               Robert A. Ruyle
     Masoud S. Shirazi              Michael V. Shoop                   F. Scott Thomas                John M. Todd
     James L. Tuggle                John C. Todd, Director Emeritus

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                  33

=======================================================================================================================
COLLECTION CORPORATION OF AMERICA
-----------------------------------------------------------------------------------------------------------------------

                                     JAMES W. SHANAHAN, PRESIDENT

     JOSEPH W. BARRY, VICE PRESIDENT                             JOHN K. KEADY, VICE PRESIDENT
     DOUGLAS E. KOZENY, VICE PRESIDENT                           MARK L. MATHIA, SECOND VICE PRESIDENT

=======================================================================================================================
DATA MANAGEMENT PRODUCTS
-----------------------------------------------------------------------------------------------------------------------

     JAMES A. MILLS, PRESIDENT                                   MICHAEL J. REYNOLDS, VICE PRESIDENT

=======================================================================================================================
FIRST OF OMAHA MERCHANT PROCESSING
-----------------------------------------------------------------------------------------------------------------------

     ELIAS J. ELIOPOULOS, PRESIDENT                              DONALD  M. GERHARD, EXECUTIVE VICE PRESIDENT

     NICHOLAS W. BAXTER, SENIOR VICE PRESIDENT                   MICHAEL C. PHELAN, SENIOR VICE PRESIDENT

=======================================================================================================================
FIRST NATIONAL SERVICES CORPORATION
-----------------------------------------------------------------------------------------------------------------------

                                     STEVEN K. RITZMAN, VICE PRESIDENT & SENIOR CREDIT OFFICER

     DONALD A. FEES, DIRECTOR OF LOAN REVIEW                     R. RAY LOCKHART, DIRECTOR OF INTERNAL AUDIT

=======================================================================================================================
FIRST TECHNOLOGY SOLUTIONS
-----------------------------------------------------------------------------------------------------------------------

                                                   JAMES C.C. SCHMIDT, PRESIDENT

     CHARLES M. HUETTER, NETWORK SERVICES DIVISION MANAGER       JEFFREY L. ROBERTS, REGIONAL SALES MANAGER
     WILLIAM A. SWICK, SOFTWARE SERVICES DIVISION MANAGER        LARRY D. WATSON, BUSINESS DEVELOPMENT MANAGER
                                           KIMBERLY M. WHITTAKER, REGIONAL SALES MANAGER

=======================================================================================================================
PLATTE VALLEY FINANCE COMPANY
-----------------------------------------------------------------------------------------------------------------------

     DIANN KOLKMAN, PRESIDENT                                    ROGER L. MILLER, MANAGER

=======================================================================================================================
RETRIEVER PAYMENT SYSTEMS
-----------------------------------------------------------------------------------------------------------------------

     ELIAS J. ELIOPOULOS, CHAIRMAN                               WILLIAM H. HIGGINS, PRESIDENT

-----------------------------------------------------------------------------------------------------------------------

34